Exhibit 99.1

Vicor Corporation Announces Intention to Commence a Dutch Auction Tender Offer to Repurchase up to $20 Million of Common Shares

ANDOVER, MA, November 19, 2012 /MarketWire/—Vicor Corporation (NASDAQ: VICR) (“Vicor” or the “Company”) announced today it intends to commence a “Dutch Auction” tender offer to repurchase shares of its Common Stock valued up to $20 million. The tender offer is expected to commence on Monday, November 26, 2012, and to expire, unless extended by the Company, at 5:00 P.M., Eastern Standard Time, on Friday, December 28, 2012.

Commenting on the announcement, Patrizio Vinciarelli, Chairman of the Board and Chief Executive Officer, stated, “Our Board of Directors believes the repurchase of our shares at this price level is an attractive investment and a compelling use of our cash, consistent with our long-term objective of creating shareholder value.” Dr. Vinciarelli continued, “Given the considerable investment we have made in our technology and the potentially significant market opportunities we are pursuing with new products, the Board does not believe the current price reflects the true share value, irrespective of recent and near term performance disappointments. By utilizing the Dutch Auction structure, we are providing an opportunity for those shareholders who might not have the patience to wait for our performance to recover to sell their shares at a potential premium to current share price. At the same time, stockholders who do not participate in the tender offer may share in a greater portion of Vicor’s future potential.”

With the Dutch Auction structure, holders of shares of Vicor common stock will have the opportunity to tender some or all of their shares at a price of no greater than $5.38 per share. Based upon the number of shares tendered and the prices specified by the tendering stockholders, Vicor will determine the lowest per share price within the range that will enable it to buy shares cumulatively valued at $20 million, or such lesser number of shares that are properly tendered. The Company also reserves the right to purchase up to an additional 3.0% of its common shares outstanding, or approximately 1.25 million additional shares, without amending or extending the tender offer. All shares accepted for payment will be paid the same price, regardless of whether a stockholder tendered such shares at a lower price within the range. Assuming the $20 million value of the tender offer, at the maximum price of $5.38 per share, Vicor would repurchase approximately 3.7 million shares, representing approximately 8.9% of outstanding common stock. The maximum price represents a premium of approximately 5.0% to the closing price on the NASDAQ Stock Market on November 16, 2012, of $5.12 per share.

Shareholders whose shares are purchased via this tender offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the tender offer period. The tender offer is not contingent upon any minimum number of shares being tendered. The tender offer will be subject to a number of other terms and conditions to be specified in the Offer to Purchase.

The Information Agent for the offer will be Georgeson Inc., and the Share Depositary will be Computershare Trust Company, N.A. None of the Company, its Board of Directors, the Information Agent, nor the Share Depositary is or will be making any recommendation to shareholders regarding a course of action in response to this tender offer. Shareholders must determine the number of shares they will tender, if any, and the price within the stated price range at which they will offer their shares for purchase by Vicor.

The share purchase will be funded with the Company’s existing cash. All shares purchased via this tender offer will be cancelled. Directors, executive officers and affiliates of Vicor are not eligible to participate in the tender offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Vicor common stock. The tender offer will be made solely by the Offer to Purchase and the related Letter of Transmittal. Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO to be filed with the U.S. Securities and Exchange Commission (SEC) in connection with the tender offer, which will include exhibits, the Offer to Purchase and the related Letter of Transmittal, when available, because they will contain important information. Each of these documents will be filed with the SEC, and investors will be able to obtain them without charge from the SEC at its website (www.sec.gov) or from Georgeson Inc., the Information Agent for the tender offer, by calling (800) 223-2064.

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer, the intent of certain directors to participate in the offer and the process for the proposed tender offer. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Vicor’s business, results of operations and financial condition is included in the Risk Factors sections of the Company’s filings with the SEC. All forward-looking statements included in this document are based on information available to Vicor as of the date of this document, and except to the extent Vicor may be required to update such information under any applicable securities laws, Vicor assumes no obligation to update such forward-looking statements.

About Vicor Corporation

Vicor designs, develops, manufactures and markets modular power components, power management and complete power systems based upon a portfolio of patented technologies. Headquartered in Andover, Massachusetts, Vicor sells its products primarily to customers in the higher performance, higher power segments of the power systems market, including aerospace and defense electronics, enterprise and high performance computing, industrial equipment and automation, telecommunications and network infrastructure, and vehicles and transportation markets.

Contact:

James A. Simms

Chief Financial Officer

Tel: 978-470-2900

Fax: 978-749-3439